

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 27, 2010

Kenneth Lee
Principal Financial Officer
Carbon Green, Inc.
Vysoka 26
Bratislava 2B 81106
Slovak Republic

> **Re:** **Carbon Green, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 25, 2010**
> **File No. 000-52874**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you intend to restate Greenwood Commerce Ltd.' s unaudited consolidated interim financial statements for the period ended December 31, 2009 for the correction of errors. Please tell us when you will file these restated financial statements.

Other Regulatory

2. In a transaction accounted for as a reverse acquisition, a change in accountants
    occurs unless the same accountant audited the financial statements of both parties
    to the merger. The accountant who is no longer associated with the continuing
    entity is considered the predecessor accountant. We note that the financial
    statements of Greenwood Commerce Ltd. as filed in Form 8-K/A on April 1,
    2010, were audited by BDO Limited, and that PMB Helin Donovan, LLP audited
    Neema, Inc.'s financial statements prior to the merger. Please file an Item 4.01
    Form 8-K immediately to report your dismissal of PMB Helin Donovan, LLP and
    the engagement of BDO Limited. Refer to Item 304 of Regulation S-K for
    guidance.

    Closing Comments

    As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will respond. You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, at (202) 551-3291 or David Walz, at (202) 551-3358 if you have questions regarding these comments and related matters.

Sincerely,

David Walz
Staff Accountant